SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

28 November 2012

EPA'S TEMPORARY SUSPENSION DOES NOT AFFECT
BP'S EXISTING CONTRACTS WITH US GOVERNMENT

Company working with EPA to demonstrate "present responsibility"
and have temporary suspension lifted

Today's announcement by the US Environmental Protection Agency (EPA) regarding BP's temporary suspension relates only to future potential contracts with the US government. The temporary suspension does not affect any existing contracts the company has with the US government, including those relating to current and ongoing drilling and production operations in the Gulf of Mexico.

The EPA's action is pursuant to administrative procedures providing for discretionary suspension until a company can demonstrate "present responsibility" to conduct business with the US government. BP has been in regular dialogue with the EPA and has already provided both a present responsibility statement of more than 100 pages and supplemental answers to the EPA's questions based on that submission. Moreover, in support of BP's efforts to establish present responsibility, the US Department of Justice agreed, in the plea agreement, that it will advise any appropriate suspension or debarment authority that in the Department's view, BP has accepted criminal responsibility for its conduct relating to the Deepwater Horizon blowout, explosion, oil spill and response. The EPA has informed BP that it is preparing a proposed administrative agreement that, if agreed upon, would effectively resolve and lift this temporary suspension. The EPA notified BP that such a draft agreement would be available soon.

As BP's submissions to the EPA have made clear, the company has made significant enhancements since the accident. The company launched an internal investigation immediately after the accident, publicly released the results, and has been implementing all 26 of the investigation's recommendations. BP has also, among other things, made key leadership changes, reorganized its upstream business, created a centralized Safety and Operational Risk organization, and adopted voluntary deepwater drilling standards in the Gulf of Mexico that exceed current regulatory requirements. BP has shared what it has learned with industry and regulators around the world.

In the two and a half years since the Deepwater Horizon accident, the US government has granted BP more than 50 new leases in the Gulf of Mexico, where the company has been drilling safely since the government moratorium was lifted. BP is the largest investor and deepwater leaseholder in the Gulf of Mexico with more than 700 gross blocks and seven rigs currently conducting drilling operations.

Over the past five years, BP has invested more than $52 billion in the United States - more than any other oil and gas company, and more than it invests in any other country where it operates. The company employs 23,000 Americans and supports nearly a quarter of a million American jobs.

On top of this business investment, BP has to date spent more than $14 billion in operational response and clean-up costs. BP continues to monitor the Gulf and its shoreline, and the company has supported regional tourism, promoted Gulf seafood, and committed $1 billion to early restoration projects. BP also quickly set up a process to pay all legitimate claims and established a $20 billion Trust to assure Americans that the resources to pay claims, settlements, and other costs would be there. To date, BP has paid more than $9 billion to individuals, businesses and government entities and has already agreed to a settlement with the Plaintiffs' Steering Committee, resolving the substantial majority of outstanding private economic loss, property damage and medical claims, which BP estimates will cost approximately $7.8 billion.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

-- ENDS --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 November 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary